Exhibit 99.3

CRH Medical Announces First Quarter 2016 Results

VANCOUVER, B.C. – April 28, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative services and products for the treatment of gastrointestinal diseases, today announced its unaudited financial results for the first quarter ended March 31, 2016.  All financial results are expressed in U.S. dollars.
Q1 Financial Highlights
(All amounts in US$)
	Three Months Ended
	March 31,
	2016	2015	Change
Anesthesia services	11,436,741	7,457,131	53%
Product sales	2,400,110	2,162,519	11%
Total Revenue	13,836,851	9,619,650	44%
Operating expenses – adjusted[1]
Anesthesia services	5,322,845	2,984,159	78%
Product sales	998,234	904,185	10%
Corporate	753,551	638,305	18%
Total operating expenses – adjusted[1]	7,074,630	4,526,649	56%
Total operating EBITDA[1]	6,762,221	5,093,001	33%
Attributable to:
Shareholders of the Company	5,913,778	5,093,001	16%
Non-controlling interest	848,443	-	NA

[1] Non-IFRS Measure. Refer to pages 5 and 6 of this document for reconciliation of reported results to non-IFRS measures.

Edward Wright, Chief Executive Officer of CRH, commented, "We are pleased with our financial performance from the first quarter and the fundamentals of our business remain extremely strong, which is facilitating our ability to grow. We are actively engaging physicians in meaningful discussion regarding the benefits of partnership with CRH and we believe that our message is resonating with our intended audience."

First Quarter 2016, Conference Call Notification

CRH Medical will host a telephone conference call to discuss the quarter on Thursday, April 28, 2016 at 10 am ET. The numbers for the conference call are (877) 291-4570 or (647) 788-4919.

At the call's completion, an audio replay will be available by calling (800) 585-8367 or (416) 621-4642 and using passcode 99167568. The phone replay will be available until May 12, 2016.

Q1 2016 Financial Results

Revenues for the three months ended March 31, 2016 were $13,836,851 compared to $9,619,650 for the three months ended March 31, 2015. The increase in revenues is mainly attributable to the Company's newly acquired anesthesia service providers in the first, third and fourth quarters of 2015.

Revenues from anesthesia services for the quarter ended March 31, 2016 were $11,436,741 compared to $7,457,131 for the three months ended March 31, 2015. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with additional acquisitions in the first, third and fourth quarters of 2015.  As a result, the first quarter of 2016 is not directly comparable to the first quarter of 2015 due to the acquisitions completed in the second half of 2015 and a full complement of revenues from acquisitions completed in the first quarter of 2015.

For the quarter ended March 31, 2016 there were no changes in reimbursement rates for any of the payors related to our anesthesia business.  There was, however, a change in payor mix based on the renewal process that individuals and companies go through each year in selecting their plans and providers.  It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or a negative impact.  In the quarter ended March 31, 2016, the change in payor mix within our GAA business caused a decrease in average revenue per case of 12%, which was partially offset by an increase in patient cases of 5% within that same business.  The net impact of these changes is a 7% decrease in GAA revenue for the three months ended March 31, 2016 compared to the same period in 2015.  The Company's continued expansion of its anesthesia business will mitigate the effect these kinds of changes in payor mix can have on our financial results. The decrease in GAA revenue is offset by an increase in net realized revenue per case for all other acquisitions as compared to previous estimates. This net increase in realized revenue per case resulted in an upward adjustment of approximately $600,000 to anesthesia services revenue for the quarter ended March 31, 2016.

Revenues from product sales for the quarter ended March 31, 2016 were $2,400,110 compared to $2,162,519 for the quarter ended March 31, 2015. The 11% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of March 31, 2016 the Company has trained 2,240 physicians to use the O'Regan System, representing 842 clinical practices. This compares to 1,983 physicians trained, representing 730 clinical practices, as of March 31, 2015.

For the quarter ended March 31, 2016, total adjusted operating expenses were $7,074,630 compared to $4,526,649 for the first quarter of 2015.  The $2,547,981 increase is primarily related to adjusted operating expenses relating to the anesthesia acquisitions completed in the first, third and four quarters of 2015.
Anesthesia services adjusted operating expenses for the quarter ended March 31, 2016 were $5,322,845, compared to $2,984,159 in the first quarter of 2015.  Anesthesia services expenses primarily include labor related cost for the medical director and certified registered nurse anesthetists, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in the first, third and fourth quarters of 2015.  As a result, the first quarter of 2016 is not directly comparable to 2015.

Product sales adjusted operating expenses for the quarter were $998,234 compared to $904,185 for the comparable quarter in 2015. The increase in expenses compared to the first quarter of 2015 is a reflection of increased product cost and support resulting from increased sales.  Product sales increased by 11% in the period, compared to an increase in expenses of 10%.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O'Regan System.
Operating EBITDA attributable to shareholders of the Company for the quarter ended March 31, 2016 was $5,913,778, an increase of $820,777 from 2015.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers and a net increase in product and corporate operating expenses.
Operating EBITDA attributable to non-controlling interest was $848,443 for the quarter ended March 31, 2016.  This comprises the non-controlling interests' share of revenues of $1,474,389 and adjusted operating expenses of $625,946.
Total operating EBITDA was $6,762,221 for the quarter ended March 31, 2016, an increase of $1,669,220 from the prior year.
The Company's March 31, 2016 financial report and corresponding MD&A are available on www.sedar.com and the Company's website at www.crhmedcorp.com.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with five additional acquisitions of anesthesia companies completed during the first, third and fourth quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to continue to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. The Company's goal is to establish CRH as the premier provider of essential services and innovative products to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.  When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure.  These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective.  Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS.  Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures.  Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.  Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:
Operating EBITDA
For the three months ended	2016	2015				2014
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Operating EBITDA attributable to:
Shareholders of the Company	5,914	6,797	5,758	5,775	5,093	2,670	721	614	691
Non-controlling interest	848	465	142	-	-	-	-	-	-
Total Operating EBITDA	6,762	7,263	5,900	5,775	5,093	2,670	721	614	691
Amortization expense	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)	(458)	-	-	-
Depreciation and related expense	(15)	(18)	(17)	(17)	(12)	(13)	(10)	(12)	(18)
Stock based compensation	(264)	(261)	(1,001)	(1,145)	(343)	(69)	(82)	(101)	(110)
Acquisition expenses	(62)	(123)	(221)	-	(16)	(845)	-	-	-
Impairment of inventory	-	-	(241)	-	-	-	-	-	-
Impairment of intangible assets	-	-	(390)	-	-	-	-	-	-
Operating income	3,946	4,673	2,285	3,154	3,320	1,285	629	501	563

Operating expenses - adjusted
For the three months ended	2016	2015				2014
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services operating expense – adjusted	5,323	5,061	4,023	3,460	2,984	1,255	-	-	-
Amortization expense	2,475	2,188	1,745	1,459	1,403	458	-	-	-
Depreciation and related expense	2	4	3	2	-	-	-	-	-
Stock based compensation	17	12	13	10	2	-	-	-	-
Acquisition expenses	62	123	221	-	-	-	-	-	-
Impairment of intangible assets	-	-	390	-	-	-	-	-	-
Anesthesia services expense	7,879	7,389	6,395	4,931	4,389	1,713	-	-	-

Product sales operating expense – adjusted	998	950	888	981	904	978	1,034	990	867
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	1	1	1	1	1	1	-	1	7
Stock based compensation	84	81	106	80	136	22	19	21	31
Impairment of inventory	-	-	241	-	-	-	-	-	-
Product sales expense	1,083	1,031	1,236	1,062	1,041	1,001	1,053	1,012	905

Corporate operating expenses – adjusted	754	664	798	665	638	843	445	442	434
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	13	14	14	14	11	12	10	11	11
Stock based compensation	162	167	882	1,056	205	47	63	80	79
Acquisition expenses	-	-	-	-	16	845	-	-	-
Corporate expense	929	845	1,694	1,735	870	1,747	518	533	524

Total operating expense – adjusted	7,075	6,675	5,709	5,106	4,527	3,076	1,479	1,432	1,301
Total operating expense	9,891	9,265	9,325	7,728	6,300	4,461	1,571	1,545	1,429

Forward looking statements:
Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's Credit Facilities; risks related to increased leverage resulting from incurring more debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; ASCs or other customers may terminate or not renew their agreements; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; health and safety risks are intrinsic within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract GIs and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status; risks related to writing-off intangible assets; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors appropriately recording or documenting services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information.